EXHIBIT 12.3
SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year ended December 31,
	2009	2008	2007	2006	2005

EARNINGS AS DEFINED:
Income From Continuing Operations
After Interest Charges	$73,085	$90,582	$65,667	$57,709	$52,074
Income Taxes	31,225	37,603	26,009	27,829	28,379
Income From Continuing Operations
before Income Taxes	104,310	128,185	91,676	85,538	80,453

Fixed Charges	74,955	84,478	75,655	79,093	72,652
Capitalized Interest (AFUDC-debt)	(3,044)	(9,464)	(12,771)	(5,505)	(1,504)
	$176,221	$203,199	$154,560	$159,126	$151,601
Total

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$74,955	$84,478	$75,655	$79,093	$72,652
Total	74,955	84,478	75,655	79,093	72,652

RATIO OF EARNINGS TO FIXED CHARGES	2.35	2.41	2.04	2.01	2.09

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.  “Earnings” represents pre-tax income from continuing operations before, solely with respect to the years ended December 31, 2006 and 2005,  pre-tax preferred stock dividend requirement plus fixed charges (excluding capitalized interest).